Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 13, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s launches in-house palbociclib (PRIMCYV®) to widen access to high-quality breast cancer drug.”

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.	Richa Periwal richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s launches in-house palbociclib (PRIMCYV®) to

widen access to high-quality breast cancer drug

•	First-in-class CDK 4/6 inhibitor indicated in combination with an aromatase inhibitor for the first-line treatment of adult patients with HR+, HER2- metastatic breast cancer
•	Dr. Reddy’s has acquired trademark rights to the product for use in India from Pfizer Products India Pvt Ltd.
•	In-house manufacturing of API and finished drug at USFDA-approved facilities
•	Dr. Reddy’s among select companies to have conducted bioequivalence study and has already received tentative approval from the USFDA
•	PRIMCYV® will be retailed in India at an 85% reduction from the current MRP to widen patient access to the trusted brand and high-quality product
•	The company plans to roll out a unique Patient Assistance Programme (PAP) to support long-term therapy of patients on PRIMCYV®.

Hyderabad, India; January 13, 2023 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), announced that it has acquired the trademark rights of the breast cancer drug PRIMCYV® from Pfizer Products India Pvt Ltd for use in the Indian market.

PRIMCYV® is a targeted therapy containing the active constituent palbociclib, a first-in-class CDK 4/6 inhibitor indicated in combination with an aromatase inhibitor for the first-line treatment of adult patients with HR+, HER2- metastatic breast cancer. Since May 2022, Dr. Reddy’s has been marketing the drug in collaboration with Pfizer Products India Pvt Ltd under the brand name PRIMCYV® in India. The drug comes in the form of hard capsules in strengths of 75 mg, 100 mg and 125 mg.

Following the trademark rights acquisition, Dr. Reddy’s will manufacture the Active Pharmaceutical Ingredient (API) and finished drug at its state-of-the-art facilities approved by the United States Food and Drug Administration (USFDA). Dr. Reddy’s is amongst select companies in the world to have conducted a bioequivalence study and received tentative approval from the USFDA for palbociclib. The in-house product will be retailed in the Indian market at a reduction of 85% from the current MRP to increase affordability and access to palbociclib. Dr. Reddy’s plans to roll out a unique Patient Assistance Programme to support long-term therapy of the patients on PRIMCYV®.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.	Richa Periwal richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Through leading brands such as Hervycta, Mitotax, Docetere, Nab Mitotax, PRIMCYV and others, Dr. Reddy’s has made a portfolio of reliable and high-quality medicines available to patients in India in keeping with its purpose of ‘Good Health Can’t Wait’.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.